SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 41
TO FORM SB-2 ON FORM S-3
 REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

INTERNATIONAL SMART SOURCING, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	3089	11-3423157
(State or other jurisdiction of incorporation of organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

International Smart Sourcing, Inc. 320 Broad Hollow Road Farmingdale, New York 11735 (631) 293-4650	David Kassel, Chairman and Chief Executive Officer International Smart Sourcing, Inc. 320 Broad Hollow Road Farmingdale, New York 11735
(address and telephone number of principal executive offices)	(name, address and telephone number of agent for service)

Copies to: Carl Seldin Koerner, Esq. Koerner Silberberg & Weiner, LLP 112 Madison Avenue New York, New York 10016 Telephone: (212) 689-4400 Facsimile: (212) 689-3077

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.
                    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box ☐

                    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. : ☒

                    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the securities act, please check the following box and list the securities act registration statement number of the earlier effective registration statement for the same offering. ☐

                    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the securities act, check the following box and list the securities act registration statement number of the earlier effective registration statement for the same offering. ☐

                    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the securities act, please check the following box. ☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay our effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall be come effective on such date as the commission, acting pursuant to said section 8(a), may determine.

1 The filing on July 14, 2004 was mislabeled as Post Effective Amendment Number 3.  Although this is the Fifth Post-Effective Amendment, to avoid confusion it is being labeled Post-Effective Amendment Number 4.

SUBJECT TO COMPLETION DATED September 2, 2004

PROSPECTUS

INTERNATIONAL SMART SOURCING, INC.
1,721,546 Shares of Common Stock

          Under a registration statement finalized with the Securities Exchange Commission (“SEC”) on April 23, 1999 we sold 1,437,500 redeemable common stock purchase warrants. Each warrant entitles its holder to purchase approximately 1.030928 shares of common stock at a price of $4.85. Originally the warrants were for one share of common stock. We altered the number of shares to adjust for dilution. Originally the exercise price was $5.00 per share but we subsequently lowered the price to adjust for dilution. This price may change again under certain circumstances. The warrants are effective for a five-year period beginning April 23, 2000 and ending April 23, 2005.We can redeem the warrants at any time, with at least 30 days notice, at a price of $.10 per warrant as long as the average closing price of the common stock on Over the Counter Bulletin Board, for any 20 trading days within a 30 day period is equal to or greater than 150% of the then current warrant exercise price. See “Description of Securities.” However, a warrant holder may exercise his or her warrants at any time prior to the redemption.

          Our common stock and warrants are currently listed on the Over the Counter Bulletin Board under the symbols “ISSG.ob” and “ISSGW.ob”, respectively. See “Description of Securities”.

You should carefully consider the risk factors beginning on page 9 of this prospectus.

These shares have not been approved by the SEC or any state securities commission nor have these organizations determined whether this prospectus is complete or accurate. Any representation to the contrary is a criminal offense.

You should only rely on information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. Our common stock is not being offered in any state where the offer is not permitted.

SUMMARY

INTERNATIONAL SMART SOURCING, INC.

                    International Smart Sourcing, Inc. (formerly Chinab2bsourcing.com, Inc.) was organized as a holding company for its three wholly-owned subsidiaries (collectively, “ISS):

•	Electronic Hardware Corp. (“Electronic Hardware”) – our distribution and manufacturing segment

•	Smart Sourcing, Inc. (formerly International Plastic Technologies, Inc.) – our outsourcing segment, which does business as International Smart Sourcing and

•	Compact Disc Packaging Corp. (“Compact Disc”) – currently inactive.

Corporate Structure

                    ISS was originally formed in 1970 as Electronic Hardware, a New York corporation, and was reorganized as of December 24, 1998 as a Delaware holding company for its two wholly owned subsidiaries, Electronic Hardware and Compact Disc. As part of the Reorganization, the stockholders of each of the subsidiaries exchanged the following percentage ownership in the respective subsidiaries for the percentage of shares of ISS: David Kassel exchanged 33% of Electronic Hardware and 90% of Compact Disc for 46.3% of ISS; Andrew Franzone exchanged 33% of Electronic Hardware for 25.7% of ISS; Harry Goodman exchanged 33% of Electronic Hardware for 25.7% of ISS; and David Cowan exchanged 10% of Compact Disc for 2.3% of ISS. On May 7, 1999, Smart Sourcing, Inc. (formerly International Plastic Technologies, Inc.), a Delaware Corporation was formed as a wholly owned subsidiary of ISS.

                    On June 15, 2000, ISS changed its name to Chinab2bsourcing.com, Inc. On August 17, 2001 Chinab2bsorucing.com, Inc. changed its name back to ISS. ISS found that the name Chinab2bsourcing.com, Inc. was too complex from a customer and marketing standpoint and that its original name was sufficiently descriptive of its business.

                    We maintain our principal executive offices at 320 Broad Hollow Road, Farmingdale, New York 11735. Our telephone number is (631) 293-0750 and our Internet address is www.smart-sourcing.com.

ELECTRONIC HARDWARE CORPORATION

                    Our Electronic Hardware subsidiary, which comprises our distribution and manufacturing segment, has over 30 years of experience in the design, marketing and manufacture of control knobs used in industrial, consumer and military products. We also offer secondary operations on our molded products: services such as hand painting, pad printing, hot stamping and engraving are provided at a customer’s request. For the past five years, Electronic Hardware has manufactured, distributed and warehoused, knobs, dials and pointers as the primary distributor of Federal Supply Class 5355 to the Department of Defense through a contract with the Government.

                    Electronic Hardware generated revenue of $5,299,496 for the two quarters ended June 25, 2004 and $10,343,032 for the year ended December 26, 2003.

                    Electronic Hardware meets a full range of its customers’ needs by maintaining early and total involvement, from the design and development to the ultimate manufacture and packaging of the product. When a custom-made product is initially requested, experienced Electronic Hardware application engineers assist the customer during the concept design stage, which we consider critical to the success of the manufacturing process. During this stage, Electronic Hardware application engineers draw upon our experience, expertise and technological innovation to assist customers in reducing costs, meeting accelerated market schedules and ensuring high quality workmanship. Since January 2001 our Farmingdale, New York facility has been certified for the International Quality Standard (“ISO”) 9002, a manufacturing certification required by European companies. In 2003, we became certified to the latest version of ISO 9001:2000. ISO 9001:2000 requires us to meet certain stringent requirements to ensure that the facility’s distribution and supply network, manufacturing processes, equipment, and associated quality control systems will satisfy our customer’s requirements. As an ISO 9001:2000 certified supplier, we provide services such as Engineering, Prototyping, Manufacturing, Procurement, Distribution and Kitting to our customers. In addition, Electronic Hardware must constantly measure and demonstrate improvement in customer satisfaction. We believe that maintaining our certification will benefit Electronic Hardware in distribution of control knobs and plastic components and will expand our market, both nationally and internationally.

                    Electronic Hardware was awarded a government contract through the Defense Supply Center Philadelphia (“DSCP”) to sell knobs, dials and pointers to the U.S. military and government customers worldwide. The contract was awarded in June 1999 for a possible 5-year period. DSCP had the option to extend the contract at the end of each contract year and has done so. The current contract was completed on June 21, 2004.  Shipments under the contract during 2003 were $7,388,304.  Currently, there is a backlog of over $1 million of orders placed under this contract that will continue to be delivered until September 18, 2004.

                    On May 28, 2004 Electronic Hardware submitted a response to a Request For Proposal from DSCP that is designed to place all Federal Supply Class 5355 competitive items under one or more Indefinite Quantity Contracts.  This procurement is being solicited on the basis of being totally set aside for small business.  Management analyzed the solicitation and believes that the Company is uniquely qualified to fulfill the requirements specified by DSCP.  A date for the award of the new contract is unspecified.  On July 8, 2004, Electronic Hardware received a new solicitation from DSCP for additional items within Federal Supply Class 5355.  Management is currently analyzing the solicitation and formulating a response. Electronic Hardware will submit its response by DSCP’s  newly extended due date on September 10, 2004. If Electronic Hardware does not receive an award of the new contract, management anticipates offsetting the impact of the lost revenues with savings from reduction of overhead and by increasing the outsourcing of products to China.  While there are no assurances, management believes that its cash on hand and projected cash flows will fund Electronic Hardware’s operations at least through June 24, 2005.

                    During the year ended December 26, 2003 Electronic Hardware increased its sales by 26%. During the two quarters ended June 25, 2004 Electronic Hardware increased its sales by 1%.  This increase was due to the success of the current government contract and an increase in the sales of our commercial products. Electronic Hardware received an Award from the United States government based on this contract, for “Innovative Business Performer of the Year Award for Small Business” in 2000. Based on the success of the government contract, we believe that we have put in place the necessary distribution infrastructure to provide superior service to the government not only on this contract but on other contracts the government might look to place in 2004.

                    Electronic Hardware has created an efficient automated order acquisition and material procurement system. An Electronic Data Interchange (“EDI”) system is in place to receive delivery orders from over 500 ordering points throughout the United States. The system handles approximately 700 orders per week. This same infrastructure will also provide Electronic Hardware’s commercial knob customers with superior service. In addition, the distribution infrastructure is a key element to the success of our outsourcing of commercial product manufacturing to lower cost areas of the world. Our commercial business imports or utilizes the manufacturing capabilities of third-parties in England, Taiwan, Japan and China, thus broadening our lines and providing us with a competitive edge. ISS anticipates establishing a user-friendly website which will allow customers to order directly and obtain stock and delivery information by the fourth quarter of 2004.

                    Electronic Hardware intends to expand its business by increasing its penetration into back lighted knobs that are utilized in the Aerospace industry. We are also developing a new product line of clamp knobs used in high volume industrial applications. These two efforts are expected to increase our commercial sales.

SMART SOURCING, INC.

                    At Smart Sourcing, Inc. (“Smart Sourcing”), which comprises our outsourcing segment, we specialize in assisting companies in reducing their cost of manufacturing by outsourcing manufacturing to China. Smart Sourcing’s product specialization includes:

•	tooling
•	injection molding and secondary operations
•	castings
•	mechanical assemblies
•	electronic manufacturing services
•	metal stampings

                    Through our offices in the United States and China, Smart Sourcing has put in place the system necessary to simplify the transition of moving work to China. The office in Shanghai, is staffed with nineteen engineering, quality, production control and administrative personnel who provide:

•	project management
•	source selection
•	engineering coordination
•	quality assurance
•	logistics
•	cost reduction

                    Smart Sourcing generated gross revenue of $1,261,623 for the two quarters ended June 25, 2004 and $2,350,306 for the year ended December 26, 2003. Smart Sourcing intends to expand its business through the Northern Ireland sales office that was established in October 2003 and through the continued expansion of a comprehensive marketing program.

                    There are thirty-nine manufacturers in China presently providing products for our customers. We believe that our service provides our customers with significant competitive advantages. Savings for customers range from fifteen percent to as much as fifty percent. The more labor intensive the product, the more savings are realized. Additionally, due to the low cost of tooling, the customer’s return on investment is improved and overhead costs are reduced.

COMPACT DISC PACKAGING CORP.

                    Our Compact Disc Packaging subsidiary is currently inactive. It did not generate any revenue for the two quarters ended June 25, 2004 or for the year ended December 26, 2003. Its business was the manufacturing, marketing and sale of a compact disc packaging system.

Products

Control Knobs and Assemblies

                    Our Electronic Hardware subsidiary manufactures and distributes a full line of instrument control knobs, pointers, dials and similar devices for consumer, industrial and military electronics equipment. ElectronicHardware’s knobs are used for precise setting of on/off switches and volume controls and critical setting of instrumentation switches. Electronic Hardware manufactures many of the knobs to order based on the customers’ exacting specifications. Customers of Electronic Hardware order the knobs by specifying particular descriptions and features, including the shaft diameter, outer diameter, overall size, height, color, illumination, dials and markings, such as lines, dots or numbers. Electronic Hardware also has a standard product line of consumer, industrial and military knobs available for sale through catalogs.

                    Electronic Hardware is in the process of moving manufacturing of commercial products to China in order to improve profits.  As of June 25, 2004, Electronic Hardware has transferred approximately 80% of our manufacturing of non-military products to China and expects that 100% will be transferred by the fourth quarter of 2004.

                    Overall, the number of different types of knobs Electronic Hardware has manufactured in its history is in the order of tens of thousands. Some knobs are manufactured with mechanical devices built into the knob. For example, one of Electronic Hardware’s locking knobs turns freely and sets upon depression, resisting shock, vibration, or accidental movement. A clutch knob is one that continues to turn even after the device has reached a pre-set limit so that the pressure of the turning knob does not damage the equipment. Most knobs are resin-based and injection molded. Some knobs are painted and some are delivered “as molded.” Certain knobs are made with aluminum inlays, caps, dials, or skirts and may have fittings of screws, bushings, springs, or set screws.

                    Electronic Hardware was awarded a government contract by DSCP to provide knobs, dials and pointers in June 1999 for a possible 5-year period. The government had the option to extend the contract on a yearly basis and has done so each year. The contract completed the full 5 years in June 2004.  Electronic Hardware is in discussions with the Government to renew the contract.  There is no guarantee the Government will renew the contract.

Outsourcing

                    Our outsourcing operations produce products directly for the customers of ISS.  All products are special order and are not produced for ISS’s own inventory.

                    We provide a full range of outsourcing including source selection, price negotiation with manufacturers, quality assurance and transportation. In most cases we charge our customer a price agreed upon by the customer and ISS for the order. We include in the price the cost of our services and our profit,which may vary from order to order. We assume title of the manufactured goods while in transit from China. These goods are insured while in transit.

                    Examples of types of products we make include a die-cast housing for vibratory lab mixers, hinge support for smoke dampening units used in fire safety equipment, clips to hold socks together, filler neck caps for trucking industry fuel tanks and a portable power supply.

You should read the more detailed information contained later in this prospectus and all other information, including the financial information and statements with notes, incorporated by reference into this prospectus as discussed in the “Where You Can Find More Information” section of this prospectus.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, results of operations and financial condition.

If any of the following risks occur, our business, results of operations and financial condition could be materially adversely affected. In such cases, the trading price of our common stock could decline and you may lose part or all of your investment.

Our Contract with the Department of Defense expired on June 21, 2004.  The failure to receive a new contract from the Department of Defense could limit our ability to operate our business, and cause the price of our common stock to decline, reducing the value of your investment.

                    Electronic Hardware had a contract with the U.S. Department of Defense to sell knobs, dials and pointers to military and government customers throughout the world. The contract, which expired on June 21, 2004, was valued at an average of five million dollars a year for a maximum of a five year period.  Electronic Hardware has placed a bid for a new contract with the Government but has received no response to date.  There is no guarantee that DCSP will enter into a new contract with Electronic Hardware.  The sales based on the contract account for a significant portion of the sales of Electronic Hardware. The loss of the contract could prevent us from realizing a profit, and cause the price of our common stock to decline, reducing the value of your investment.

Our bank credit agreement contains many restrictions which may limit our operating flexibility and may limit our ability to operate our business, and cause the price of our common stock to decline, reducing the value of your investment.

                    On July 29, 2003, ISS closed on a Revolving Line of Credit with People’s Bank of up to $1,500,000.  Under the revolving line agreement, ISS is required to meet certain strict financial covenants.  The line matured on May 31, 2004 and was originally extended until August 31, 2004 and further extended until October 30, 2004. It bears annual interest at the Bank’s prime rate plus one percent (1%), payable monthly.  The lines availability varies based on eligibility of accounts receivable and inventory.  As of August 23, 2004, the borrowing availability on the revolving line of credit was $744,562 and ISS had drawn down $1,218,760 on this amount.  If ISS or any of the subsidiaries fail to abide by the provisions of the Credit Agreement, we will not be able to borrow additional funds under the Credit Agreement.  While we currently have enough cash on hand to meet the obligations of ISS, the possibility exists that in the event of a default we may not have sufficient cash to continue to meet the obligations of ISS. Any such failure to generate sufficient cash to operate ISS’s business could limit our ability to operate our business and cause a decline in the price of our common stock.  As a result, your investment could decrease in value.

In the event that we do not receive a new contract from the Department of Defense, the bank may decide not to renew our revolving credit line which would limit our ability to operate our business, and cause the price of our common stock and your investment to decline.

Our bank loan terminates on October 30, 2004 and in the event that the U.S. Department of Defense does not enter into a new contract with us, the bank may choose not to renew our financing.  We may also find it difficult to obtain new financing with another bank.  In the event that we do obtain a sourcing of financing, the terms of the financing may be significantly less favorable than the previous financing.  In the event that we are unable to obtain financing with our current bank or any new bank, management will need to use retained earnings to support the cash requirements of ISS.  The cash on hand may not be sufficient to operate the business and management may need to make significant reductions in personnel and other resources in order to operate under these constraints.  If ISS does not obtain bank financing for a prolonged period of time, it make no longer be able to operate its business.  The failure to obtain bank financing may additionally cause a decline of the price of our common stock and reduce the value of your investment.

Our business will suffer if we are unable to deliver quality products on a timely and cost effective basis and the price of our common stock may decline, reducing the value of your investment.

                    We could lose customers, and thus revenue, if we cannot maintain the quality of our services.  Our operating results depend on our ability to manufacture products on a timely and cost effective basis. We do not have direct control of the factories and therefore cannot directly control the quality.  We rely on the oversight of our China office and their rigorous inspection process.  In the past, we have experienced delays as well as reductions in yields as a result of various factors, including defects in components and human error in assembly. If we experience deterioration in manufacturing performance or a delay in production of any of our products, we could experience delays in shipments and cancellations of orders.  We also may experience delays in the shipping process.  Manufactured products are shipped by boat and delivery can be influenced by weather, dock strikes and other factors which are out of our control. These problems may cause us to incur significant warranty and repair costs, and cause significant customer relation problems or loss of customers and impact our ability to obtain new customers, any one of which could harm our business and could cause a decline in the price of our common stock, reducing the value of your investment.

The uncertainty of Chinese policies could negatively affect our operations, our financial condition, the price of our common stock and your investment.

                    We intend to continue to arrange for the manufacture of many products in China. As a result, our operations and a portion of our assets are subject to political, economic, legal and other uncertainties. Changes in policies by the Chinese government resulting in changes in laws, regulations, or their interpretation, confiscatory taxation, restrictions on imports and exports and sources of supply, currency devaluations or the expropriation of private enterprise could prevent us from realizing a profit from our operations in China. If we are unable to continue or expand our manufacturing relationships in China, we may not be able to continue to operate our business.  Additionally, any negative impact on our business may cause a decline in the price of our common stock, reducing the value of your investment.

China’s rapid economic growth could lead to social and political unrest.

                    China’s economy has been growing rapidly, creating problems such as inflation. The Chinese government has imposed measures attempting to check inflation but to date, these methods have not been effective. If widespread social or political unrest results from the economic climate, we might not be able to continue to manufacture our products in China or provide competitive prices.

China’s entry into the World Trade Organization creates uncertainty as to the future economic and business environments in China.

                    China’s entry into the World Trade Organization was approved in September 2001. Entry into the WTO will require China to further reduce tariffs and eliminate non-tariff barriers, which include quotas, licenses and other restrictions by 2005 at the latest. While China’s entry into the WTO and the related relaxation of trade restrictions may lead to increased foreign investment, it may also lead to increased competition in China’s markets from international companies. China’s entry into the WTO could have a negative impact on China’s economy with a resulting negative impact on our business.

We have no insurance on the products manufactured in China.

                    Many of our products will be manufactured at factories in China. We do not have insurance for our products manufactured in Chinese factory buildings. Any damage to, or the loss of, any of our manufacturers in China due to fire, severe weather, flood, or other act of God or cause, could cause us to incur huge losses. ISS does not maintain any business interruption insurance.

The imposition of anti-dumping duties on products we ship from China could substantially increase our costs and decrease our profitability

                    On March 7, 1996, a petition was filed before the United States Department of Commerce and International Trade Commission seeking the imposition of “anti-dumping” duties on some brake drums and rotors imported from China. The International Trade Commission later ruled that rotor sales from China materially injured United States manufacturers of rotors. As a result of the decision by the International Trade Commission, the United States Customs Service has imposed anti-dumping duties on several Chinese suppliers. These duties are specific to particular plants at which rotors are manufactured, and, to date, none of the plants from which we purchase rotors has been subject to a duty. However, if any of the plants from which we purchase rotors become subject to duties, this could increase our costs of purchasing these rotors and make it more difficult for us to achieve profitability.

There is a risk that China will be subject to sanctions due to its human rights violations.

                    In particular, under the International Religious Freedom Act of 1998, the President of the United States may designate “countries of particular concern,” which are countries that have engaged in or tolerated severe violations of religious freedoms. Absent a presidential waiver, such a designation authorizes the President to impose a range of economic and other sanctions on the country in question. In September 1999, China was designated a “country of particular concern” under the International Religious Freedom Act. Although only a limited number of sanctions have been imposed on China to date under the International Religious Freedom Act, it is possible that further diplomatic and economic measures could be imposed in the future. Increased sanctions could be caused by deterioration in religious freedom in China or a general worsening of United States – China relations. The sanctions imposed by the United States President could restrict the ability of United States companies to do business in China or result in retaliatory measures by the Chinese government that could have a negative impact on the activities of United States companies doing business in China.

The inability to use foreign manufacturers and raw materials could limit our business and negatively affect our financial condition, the price of our common stock, and your investment.

                    We intend to arrange for the manufacture of certain products overseas. The overseas manufacturers will depend on foreign suppliers. We do not have contracts with any suppliers. Our major suppliers are:

•	Changzhou Tianning Foreign Trade Co.

•	Royal Screw Machine Products

                    The loss of these suppliers could limit our revenues and future profitability. The overseas manufacturers may not have contracts with the suppliers. Prices for and supply of those products may be adversely affected by changing international economic conditions.

                    In addition, our principal raw materials are currently readily available, but there can be no guarantee that a general shortage of these raw materials will not occur. A shortage could also suspend or curtail some of our services. In the event we cannot secure these raw materials or any other raw materials on reasonable commercial terms, we may have to go to other sources and may not be able to secure similar quality or prices. Any suspension or curtailment of raw materials could prevent us from operating the business for a prolonged or indefinite period of time and have a negative effect on our financial condition, As a result, the price of our common stock and the value of your investment could decrease.

                    Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war, such as the conflict in Iraq, may affect the markets on which our securities trade, the markets in which we operate, our operation, our profitability, the price of our common stock, and the value of your investment.

                    Terrorist attacks may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks or hostilities may directly impact our physical facilities or those of our suppliers or customers. Furthermore, terrorist attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States.  Also as a result of terrorism, the United States may enter into an armed conflict which could have a further impact on our sales, our supply chain, our production capability and our ability to deliver product to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business. Ongoing conflicts may negatively impact the prices of our supplies and the condition of our national and global economy. The consequences of any of these hostilities are unpredictable, and we may not be able to foresee events that could have a negative effect on our business, the price of our common stock or your investment.

Any loss of key personnel and the inability to attract and retain qualified employees could limit our ability to do business, cause a decrease in the price of our common stock and your investment.

                    Our success will be largely dependent on the efforts of the following:

•	David L. Kassel, age 68, Chairman and Chief Executive Officer

•	David Hale, age 58, President and Chief Operating Officer

•	Andrew Franzone, age 66, President of Electronic Hardware

                    Although we entered into 10-year employment agreements with Franzone, Kassel and Goodman, Vice President of ISS, each dated as of March 15, 1998, the employees may terminate them at any time, subject only to noncompetition provisions. In July 2003, we entered into a 3 year employment agreement with Steve Sgammato, the general manager of Electronic Hardware. All other key personnel are “at-will” employees. The employment of each key employee may be terminated by the individual officer or ISS at any time, for any reason, if at all. While we maintain “key man” life insurance in the amount of $500,000 on the life of David Hale, the loss of the services of Franzone, Kassel, Hale or certain other key employees could disrupt the management of the ISS and future prospects for growth and limit our ability to do business.  As a result, the price of our common stock and your investment may decrease.

                    Our success is also dependent upon our ability to hire and retain qualified operational, financial, technical, marketing, sales and other personnel. The loss of the services of Franzone, Kassel or Hale could reduce our ability to hire or retain the necessary personnel. Pursuant to our employment agreements with Franzone, Kassel and Goodman, if any one of them dies during their employment or is unable to adequately perform the duties assigned to him because of ill health or other disability, the executive or the executive’s estate or beneficiaries are entitled to full compensation for three years from the date of death or disability. If we terminate the executive without cause, the executive shall be entitled to full compensation for the remainder of the term.  As a result, ISS may incur large expenses at a time when it is struggling to find new management.

We are dependent on union employees.  Any work stoppages of union employees would result in a major disruption of our business and could decrease the price of our common stock and your investment.

                    Of our 45 employees, 13 employees are factory workers and factory supervisors represented in a collective bargaining agreement by Local 531, International Brotherhood of Teamsters, AFL-CIO. The current collective bargaining agreement was amended and was extended until May 9, 2007.  The collective bargaining agreement regulates various employment issues between us and the union employees, including pay, overtime, working conditions, vacations and benefits. We may not be able to enter into future collective bargaining agreements on favorable terms to us. We may not be able to negotiate successfully any future extension to the collective bargaining agreement. As a result, a work stoppage may occur in the future. If conflicts with the union arise, including strikes or work stoppages, or we fail to negotiate a future extension to the current collective bargaining agreement or future extensions, we might need to pay higher salaries and could experience a major disruption of our operations, which could prevent us from realizing a profit which may cause the price of our common stock and the value of your investment to decrease.

Management will have or has broad discretion regarding the use of the proceeds of the offering.

                    The net proceeds of the offering will not be allocated for a specific use, but rather for general corporate purposes and working capital. Our management will have broad discretion in using the proceeds.

Our officers, directors and principal stockholders have significant control over ISS.  The interests of our officers, directors and principal stockholders may differ from your interests.

                    As of August 15, 2004, our officers, directors and principal stockholders own approximately 42% of our outstanding common stock. While no individual is a beneficial owner of a majority of the outstanding shares of our common stock, some persons together may be able to control decisions on matters including:

•	election of our directors

•	increasing the authorized capital stock

•	dissolution

•	merger or sale of our assets

                    This concentration of ownership may also have the effect of delaying, deferring or preventing a change in control and making certain transactions more difficult or impossible absent the support of these stockholders, including proxy contests, mergers involving us, tender offers, open-market purchase programs or other purchases of common stock that could give you and other public, minority stockholders of ISS the opportunity to realize a premium over the then-prevailing market price for shares of common stock.  You would have little ability to influence these events despite your opinions.

We have entered into related party transactions with certain of our officers, directors and affiliates.  The failure to maintain or replace these related party transactions could limit our ability to operate our business, and cause the price of our common stock, and the value of your investment to decrease.

                    Some of our officers, directors and affiliates have engaged in business transactions with us. We believe that the terms of these transactions were as favorable to us as those that could have been obtained from nonrelated parties under similar circumstances. Since 1999 all transactions between ISS and our officers, directors and affiliates must be approved by a majority of disinterested, independent members of our board of directors and will be on terms no less favorable than could be obtained from unaffiliated third parties. In the event a transaction is not approved by a group of disinterested directors, and we are unable to enter into any transactions with unaffiliated third parties on equal or more favorable terms, we may not be able to continue our operations.  As a result, the price of our common stock and the value of your investment may decrease.

We are dependent upon distributors.  A loss of a distributor may limit our ability to operate our business and cause a decline in the price of our common stock, reducing the value of your investment.

                    Approximately 33% of Electronic Hardware’s non government products are sold through distributors. We do not have any agreements with our distributors. If a relationship with a distributor is terminated, we may not be able to locate other satisfactory distributors, or establish commercial relationships with them on favorable terms. If this happens, we would distribute 100% of our manufactured products on our own. This may force us to suspend or cutback some of our product lines or hire additional workforce to handle the additional distribution, which would reduce our profit and may cause the price of our common stock and the value of your investment to decrease..

There are legal restrictions on sales of shares underlying the warrants which may decrease the value of your investment.

                    The warrants are not exercisable unless, at the time of the exercise, we have an effective registration statement covering the shares of common stock issuable upon exercise of the warrants, and the shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the warrants. Although we have agreed to maintain the effectiveness of the registration statement of which this prospectus is a part, our failure to cover the shares of common stock issuable upon the exercise of the warrants effective for the term of the warrants would deprive the warrants of any value. The warrant holders could not exercise their warrants during a portion for 2001, all of 2002, and all of 2003 to date because the registration statement was not effective. If in the future we do not maintain the registration statement’s effectiveness, the value of the warrants would be negatively affected.

Your investment may decrease in value due to the limited market.

                    Our stock is currently being traded on the Over the Counter Bulletin Board. An investor could find it more difficult to sell, or to obtain accurate quotations of the securities. The stock market generally has experienced and is likely in the future to experience major price and volume changes which may have a greater effect on stocks that are infrequently traded.  As a result we could experience significant changes or decline below the offering price.

                    The transferring of the securities could be hindered in the following manner:

•	number of securities which could be bought and sold

•	delays in the timing of transactions

•	reduction in security analyst and news media coverage of ISS and

•	lower prices for the securities than might otherwise be attained.

We may be subject to “penny stock” restrictions which may make it more difficult to buy and sell our common stock.

                    The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a “penny stock”. Regulations of the Securities and Exchange Commission (the “Commission”) define a “penny stock” as any non-NASDAQ equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered underwriter and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Consequently, this rule may adversely affect the ability of broker-dealers to sell the securities and may adversely affect the ability of purchasers in the offering to sell in the secondary market any of the securities acquired hereby.

The exercise price of the warrants was determined arbitrarily and might be higher than the price of our common stock.

                    The exercise price and terms of the warrants have been determined arbitrarily by negotiations between us and the underwriter for the initial offering of the warrants. Factors considered in those negotiations, in addition to market conditions at the time, included:

•	the history and prospects for our industry

•	an assessment of our management

•	our prospects,

•	our capital structure.

                    Therefore, the exercise price and terms of the warrants do not necessarily bear any relationship to established valuation criteria and may not reflect the prices that may occur in the public market for the common stock.

We have never paid any dividends and may not pay dividends in the future.

                    We have not paid or declared any dividends, except distributions by Electronic Hardware as a Subchapter S corporation, and do not plan to pay dividends in the future. We plan to keep any earnings to finance the development and expansion of our business.

Our Board of Directors can make decisions regarding preferred stock without your consent.  These decisions may negatively impact your investment.

                    Our Certificate of Incorporation authorizes the Board of Directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, $.001 par value per share, and to fix the number of shares of any series of preferred stock and the designation of any series, without any vote or action by our stockholders. Therefore, the Board of Directors can authorize and issue up to 1,000,000 shares of preferred stock with voting or conversion rights that could negatively affect the voting or other rights of holders of our common stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of ISS, since the terms of the preferred stock that might be issued could potentially prohibit the consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of the common stock. We, however, have no intention of adopting a stockholder rights plan in the foreseeable future. See “Description of Securities--Preferred Stock.”

You will experience immediate dilution upon exercise of your warrants.

                    The Offering will result in an immediate and substantial dilution of $2.93 (60.4%) per share between the Offering price and the pro forma net tangible book value per share of common stock. See “Dilution.”

Possible resales of restricted securities under Rule 144 may occur which may lead to additional expenses for ISS and a decrease in the price of our common stock and the value of your investment.

                    As of the date of this prospectus, we have 3,778,887 shares of common stock outstanding. Of the total number of shares, approximately 2,045,787 shares are called “restricted securities,” as defined under Rule 144 of the securities act, because these shares were issued and sold by us in private transactions not involving a public offering and are not covered currently by an effective registration. In addition, we have granted the Underwriter demand and piggyback registration rights with respect to the securities issuable upon exercise of the Underwriter’s warrants.

                    Under Rule 144, a stockholder who has beneficially owned restricted shares for at least one year (including persons who may be deemed to be “affiliates” of ISS under Rule 144) may sell within any three month period a number of shares that does not exceed the greater of: (i) 1% of the then outstanding shares of a particular class of our common stock as reported on our 10-QSB filing, or (ii) the average weekly volume on Nasdaq during the four calendar weeks preceding the sale and may only sell the shares through unsolicited brokers’ transactions. A stockholder who is not deemed to have been an “affiliate” of us for at least 90 days and who has beneficially owned his shares for at least two years would be entitled to sell his or her shares under Rule 144 without regard to the volume limitations described above.

                    Pursuant to the stockholders’ agreement, each of Messrs. Kassel, Goodman and Franzone (the “selling stockholders”), holders of an aggregate of 1,585,000 shares of common stock (the “registrable shares”) at the present time, are entitled to certain demand and “piggyback” registration rights with respect to their registrable shares. Pursuant to the stockholders’ agreement, any selling stockholder holding an aggregate of 7% of the outstanding shares of common stock may request that we file a registration statement under the Securities Act, and subject to certain conditions, we generally will be required to use our best efforts to affect any such registration. In addition, if we propose to register any of our securities, either for ISS’ account or for the account of other stockholders, we are required, with certain exceptions, to notify the selling stockholders and, subject to certain limitations, to include in the registration statement all the registrable shares requested to be included by the selling stockholders. We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of these registrations. The exercise of one or more of these registration rights may involve a substantial expense to ISS and may adversely affect the terms upon which we may obtain additional financing which may lead to a decline in the price of our common stock, reducing the value of your investment.

Delaware law limits the liability of officers and directors against any claims you might file against them.

                    Section 145 of the General Corporation Law of the State of Delaware has sections allowing directors and officers of ISS to be compensated for any judgments, fines, settlements and reasonable expenses, which they must pay, as the result of an action or proceeding in which they may be involved due to their position as a director or officer of ISS, as long as they acted in good faith. Our Certificate of Incorporation allows us to reimburse our officers and directors. These provisions provide that a director of ISS will not be liable either to us or our stockholders for monetary damages due to a breach of his duty to ISS as a director. These provisions may limit your ability to collect any monetary damages owed to you by an officer or director of ISS.

THE DATE OF THIS PROSPECTUS IS SEPTEMBER 2, 2004
INTERNATIONAL SMART SOURCING, INC.

WHERE YOU CAN FIND MORE INFORMATION

                    We file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov.

                    The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

1.	Our Annual Report on Form 10-KSB for the year ended December 26, 2003, (file no. 001-14753);
2.	Our Quarterly Reports on Form 10-QSB for the quarter ended March 26, 2004, and June 25, 2004 and
3.	Our Report on Form 8-K filed on June 28, 2004.
4.	The reports and other documents that we file after the date of this prospectus which shall update and supersede the information in this prospectus.

                    This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. Descriptions of any contract or other document referred to in this prospectus are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement for a more complete description of the matter involved, each statement being qualified in its entirety by that reference. At your written or telephonic request, we will provide you, without charge, a copy of any of the information that is incorporated by reference herein (excluding exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Direct your request to us by writing or telephoning us at:

INTERNATIONAL SMART SOURCING, INC.
320 BROAD HOLLOW ROAD
FARMINGDALE, NEW YORK 11735
ATTENTION: DAVID HALE
(631) 293-4650

USE OF PROCEEDS

The net proceeds of the offering will be used for general corporate purposes and working capital. If all of the warrants being registered are exercised ISS would receive net proceeds of $8,235,648.

DILUTION

                    At June 25, 2004, our net tangible book value was $2,339,431 or $.62 per share of common stock, based on 3,778,887 shares of common stock outstanding. The net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the receipt of the net proceeds (estimated to be approximately $8,235,648 after estimated expenses of $391,350 from the sale of 1,471,546 shares of common stock offered hereby at an assumed Offering price of $4.85 per share, 125,000 shares of common stock underlying the Underwriter’s warrant at an exercise price of $6.91, 125,000 shares of common stock issuable upon exercise of the warrant underlying the Underwriter’s warrant at a price of $4.85 per share, and 125,000 warrants underlying the Underwriter’s warrant at a price of $0.16 per warrant, the net tangible book value of ISS at June 25, 2004 would be $10,575,079 or $1.92 per share of common stock. This would result in dilution to the public investors (i.e., the difference between the estimated Offering price per share of common stock and the net tangible book value thereof after giving effect to the Offering) of approximately $2.93 per share, or 60.4% of the Offering price per share. The following table illustrates the per share dilution:

PER SHARE OF COMMON STOCK

Assumed Offering price	$ 4.85
Net tangible book value at June 25, 2004	$ 0.62
Increase in net tangible book value attributable to new investors	$ 1.30
Net tangible book value after the Offering	$ 1.92

Dilution of net tangible book value to the new investors	$ 2.93

                    The following table summarizes as of June 25, 2004, the number and percentage of shares of common stock purchased from us, the percentage and amount of total consideration paid and the average price per share paid by existing stockholders and by new investors pursuant to the Offering.

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE

	NUMBER	PERCENTAGE	AMOUNT	PERCENTAGE

Existing stockholders	3,778,887	69%	$8,558,746	49.8%	$2.26
New investors	1,721,546	31%	$8,626,998	50.2%	$5.01

Total	5,500,433	100%	$17,185,744	100.0%

DESCRIPTION OF SECURITIES

                    Our authorized capital stock as of the date of this prospectus consists of 10,000,000 shares of common stock, of which 3,778,887 shares are issued and outstanding, and 1,000,000 shares of undesignated preferred stock issuable in series by the Board of Directors, of which no shares are issued and outstanding. The following summary description of the capital stock describes the material terms of our capital stock.

COMMON STOCK

                    The holders of common stock are entitled to one vote per share on all matters for which stockholders are able to vote. The holders of common stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voting in the election of directors can elect all of the directors then standing for election, subject to the rights of the holders of preferred stock, if and when issued. The holders of common stock have no preemptive or other subscription rights.

                    The holders of common stock are entitled to receive dividends, if they are ever declared by the Board of Directors from legally available funds, with each share of common stock sharing equally in the dividends. The possible issuance of preferred stock with a preference over common stock as to dividends could impact the dividend rights of holders of common stock.

                    There are no redemption provisions with respect to the common stock. All outstanding shares of common stock, including the shares offered in this offering, are, or will be upon completion of the offering, fully paid and non-assessable.

                    The by-laws provide that the number of directors shall be fixed by the board of directors. Any director of ISS may be removed from office with or without cause by the holders of a majority of the outstanding shares of ISS entitled to vote at an election of directors.

UNDESIGNATED PREFERRED STOCK

                    Our Board of Directors are authorized, without further action of our stockholders, to issue up to 1,000,000 shares of preferred stock in one or more classes or series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of the series. However, pursuant to the certificate, the holders of preferred stock would not have cumulative voting rights with respect to the election of directors. Any preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock.

                    The purpose of authorizing the Board of Directors to issue preferred stock is, in part, to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock could adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring, or preventing a change in control of ISS.

WARRANTS

                    The following is a summary of the material terms of the warrants. A copy of the warrant agreement dated as of April 23, 1999 among, ISS, Network 1 Financial Securities, Inc., and Continental Stock Transfer & Trust Company has been filed as an exhibit to the Registration Statement. To date, there are 1,427,400 warrants outstanding.

                    Exercise Price and Terms. Each warrant entitles the registered holder thereof to purchase, at any time over a five year period, commencing one year after the Effective Date, approximately 1.030928 shares (adjusted from one share) of common stock at $4.85 per share (adjusted from $5.00), subject to adjustment in accordance with the anti-dilution provisions and other provisions referred to below. The registered holder of any warrant may exercise it by surrendering the certificate representing the warrant to the warrant agent, with the subscription form thereon properly completed and executed, together with payment of the exercise price. The warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the warrants. No fractional shares will be issued upon the exercise of the warrants.

                    The exercise price of the warrants bears no relationship to any objective criteria of value and should in no event be regarded as an indication of any future market price of the securities offered hereby.

                    Adjustments. The holders of the warrants are protected against dilution of their interests by adjustments of the exercise price and the number of shares of common stock purchasable upon the exercise of the warrants upon the occurrence of certain events. Examples of such events are sale or issue by us of shares of our common stock or other securities convertible into common stock, or issue of options, rights, or warrants, at a price less than the lesser of the then-applicable exercise price of the warrants or the Market Price (as defined in the warrant agreement) of the common stock. An adjustment would also be made in the case of a reclassification or change of outstanding shares of common stock, consolidation or merger of us with or into another corporation (but not in a consolidation or merger which does not result in any reclassification or change of the outstanding shares of common stock), or sale of all or substantially all of the assets of ISS.  The adjustment would be made to enable warrant holders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares that might otherwise have been purchased upon the exercise of the warrant. If ISS subdivides or combines the outstanding shares of common stock, the exercise price would be proportionately decreased in the case of subdivision or increased in the case of combination. Upon each adjustment of the exercise price, the number of shares of common stock issuable upon the exercise of the warrants is also adjusted and may not be deceased.

                    ISS sold 333,334 of its shares of common stock at the purchase price of $3.00 per share during a private placement offering. As a result of this sale, an event of dilution occurred under the warrant agreement, which required the adjustment of the $5.00 per share exercise price and of the 1,437,500 shares of common stock issuable upon the exercise of the warrants. After the application of the formula set forth in the warrant agreement to calculate the adjusted exercise price and number of warrants issued, the exercise price was adjusted to $4.85 and the number of shares of common stock issuable upon the exercise of the warrants was adjusted to 1,481,959 or approximately 1.030928 shares of common stock per each warrant exercised.

                    Redemption Provisions. As of the date of this Prospectus, all of the warrants are subject to redemption at $0.10 per warrant on not less than 30 days’ prior written notice to the holders of the warrants provided the per share closing price or bid quotation of the common stock as reported on NASDAQ SmallCap Market, if traded thereon, or if not traded thereon, the average closing sale price if listed on a national or regional securities exchange equals or exceeds 150% of the then current exercise price (subject to adjustment) for any 20 trading days within a period of 30 consecutive trading days ending on the 15th day prior to the date on which ISS gives notice of redemption. The warrants will be exercisable until the close of business on the day immediately preceding the date fixed for redemption in the notice.

                    Transfer, Exchange and Exercise. The warrants are in registered form and may be presented to the warrant agent for transfer, exchange or exercise at any time commencing one year after the Effective Date and expiring on April 23, 2005, at which time the warrants become wholly void and of no value.

                    The warrants are not exercisable unless, at the time of the exercise, we have an effective Registration Statement including the shares of common stock issuable upon exercise of the warrants, and the shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the warrants. Although ISS will use our best efforts to have all the shares of common stock issuable upon exercise of the warrants registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the warrants, there can be no assurance that it will be able to do so.

                    The warrants are separately transferable. ISS intends to maintain registration of the warrants in the following jurisdictions: Connecticut, New Jersey, New York and Texas.  Although the warrants will not knowingly be sold to purchasers in jurisdictions in which the warrants are not registered or otherwise qualified for sale or exemption, purchasers may buy warrants in the after-market in, or may move to, jurisdictions in which warrants and the common stock underlying the warrants are not so registered or qualified or exempt. In this event, we would be unable lawfully to issue common stock to those persons desiring to exercise their warrants (and the warrants would not be exercisable by those persons) unless and until the warrants and the underlying common stock are registered, or qualified for sale in jurisdictions in which the purchasers reside, or any exemption from registration or qualification exists in that jurisdiction.

                    Warrant holder not a stockholder. Prior to the exercise of any warrants, the warrants do not confer upon their holders any voting, dividend or other rights as stockholders of ISS.

                    Modification of warrants. ISS and the warrant agent may make any modifications to the warrants as deemed necessary and desirable that do not adversely affect the interests of the warrant holders.

UNDERWRITER’S WARRANTS

                    We have issued to the underwriter the underwriter’s warrants, which consist of up to 125,000 shares of common stock and 125,000 warrants, initially exercisable at 160% of the Offering price as of the Effective Date. The underwriter’s warrants will be exercisable for a period of five years commencing one year after April 23, 1999. The underwriter is entitled to certain registration rights under the securities act relating to the shares of common stock received upon the exercise of the underwriter’s warrants. The underwriter’s warrants may not be sold, transferred, assigned, pledged or hypothecated during the first year after issuance, except to the underwriter and persons who are officers and partners thereof. The exercise price and the number of shares of common stock that may be purchased are subject to adjustment pursuant to anti-dilution provisions of the underwriter’s warrants.

                    As stated above, ISS sold 333,334 of its shares of common stock at the purchase price of $3.00 per share during a private placement offering. As a result of this sale, an event of dilution occurred under the underwriter’s warrant agreement, which required the adjustment of the $7.20 per share exercise price. After the application of the formula set forth in the warrant agreement to calculate the adjusted exercise price, the exercise price was adjusted to $6.91.

REGISTRATION RIGHTS

                    Pursuant to the stockholders’ agreement between us and Kassel, Goodman and Franzone, holders of an aggregate of 1,585,000 shares of common stock, the selling stockholders have certain “piggyback” and demand registration rights. If we at any time propose to register any shares of common stock under the securities act by registration on Form S-1, SB-2 or any successor or similar form(s), whether or not for sale for our own account (other than registration of securities in connection with an employee benefit plan, our stock option plan, or a dividend reinvestment plan or in connection with the acquisition of assets or shares of or merger or consolidation with another corporation), and the registration form to be used may also be used for the registration of the registrable shares, we shall notify the selling stockholders and permit them to include their registrable shares in the registration statement. If the registration statement is an underwritten offering, only the registrable shares which are to be distributed by the underwriters may be included in the registration statement, subject to the managing underwriter’s consent. If the underwriter advises us that inclusion would be disadvantageous to our underwriting effort, we will include in the registration statement: (i) first, the shares of common stock of any other holders of shares of common stock or options, warrants or other securities convertible into common stock who are entitled to “piggyback” registration rights prior to those which the selling stockholders propose to register, allocated among us and those stockholders in accordance with any agreement among us and those stockholders; and (ii) second, the registrable shares which the selling stockholders propose to register and shares of common stock or options, warrants or other securities convertible into common stock of any other holders who are entitled to “piggyback” registration rights in proportion to the number of shares of common stock which the selling stockholders propose to register.

                    The selling stockholders also have demand registration rights pursuant to the stockholders’ agreement. Pursuant to that agreement, at any time subsequent to this Offering and any time during which we are not restricted from effecting a second registration pursuant to any applicable law, any one of the selling stockholders holding an aggregate of 7% of the outstanding shares of common stock may request that we effect a registration statement including his or her registrable shares. Upon request, we must notify the other selling stockholders of the exercising stockholder’s request, and use our best efforts to effect the registration of: (i) the registrable shares which we have been so requested to register by the selling stockholder and (ii) all other registrable shares owned by selling stockholders, the others of which shall have made a written request to ISS for registration thereof. Notwithstanding, the exercise by one or more of these registration rights may involve a substantial expense to ISS and may adversely affect the terms upon which ISS may obtain additional financing.

DELAWARE LAW WITH RESPECT TO BUSINESS COMBINATIONS

                    As of the date of this Prospectus, we will be subject to the State of Delaware’s “business combination” statute, Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with a person who is an “interested stockholder” for a period of three years after the date of the transaction in which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates, owns (or, within three years prior to the proposed business combination, did own) 15% or more of the Delaware corporation’s voting stock. The statute could prohibit or delay mergers or other takeovers or change in control attempts with respect to ISS and, accordingly, may discourage attempts to acquire ISS.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

                    As permitted by the Delaware General Corporation Law, we have included in our Certificate a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, except for liability for breaches of duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law or for any transaction from which a director derives an improper personal benefit. This provision does not alter a director’s liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. In addition, our By-laws provide that we are required to indemnify our officers and directors, employees and agents under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. The By-laws provide that ISS, among other things, will indemnify its officers and directors, employees and agents against certain liabilities that may arise by reason of their status or service as directors, officers, or employees (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ISS in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                    Insofar as indemnification for liabilities arising under the securities act may be permitted to directors, officers and controlling persons of ISS pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the commission indemnification is against public policy as expressed in the securities act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ISS on the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the Securities, ISS will, unless in the opinion of our counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the securities act and will be governed by the final adjudication of the issue.

TRANSFER AGENT AND REGISTRAR

                    The transfer agent and registrar for the common stock and the warrants is Continental Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

                    As of the date of this prospectus, we have 3,778,887 shares of common stockout standing. Of these shares, 2,045,787 shares are “restricted securities,” according to Rule 144, because we sold and issued those shares in private transactions not involving a public offering and are not currently part of an effective registration. Those shares are eligible for sale under Rule 144, or will become so eligible at various times. Also, we granted the Underwriter demand and piggyback registration rights with respect to the securities issuable when the Underwriter exercises its warrants. We do not know the effect that sales of shares of common stock or even the availability of those shares for sale will have on the market prices at any given time. The holders of the shares eligible for registration could require us to register all of those shares at anytime.

                    In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of ISS (or other persons whose shares are aggregated), who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on Nasdaq, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of ISS for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell his or her shares under Rule 144 without regard to any of the limitations described above.

                    Pursuant to the stockholders’ agreement, each of the selling stockholders, holders of an aggregate of 1,585,000 shares of common stock (the “registrable shares”) at the date of this Prospectus, is entitled to demand and “piggyback” registration rights with respect to their registrable shares pursuant to the stockholders’ agreement. Any selling stockholder holding an aggregate of 7% of the outstanding shares of common stock may request that ISS file a registration statement under the Securities Act. ISS generally will be required to use our best efforts to affect any registration. In addition, if we propose to register any of our securities, either for our own account or for the account of other stockholders, we are required, unless the registration is for shares issued in connection with an employee benefit plan, stock option or dividend reinvestment plan or in connection with the acquisition of assets or shares of or merger or consolidation with another corporation,  to notify the selling stockholders and, to include in the registration statement all the registrable shares requested to be included by the selling stockholders. We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions of these registrations. The exercise of one or more of these registration rights may involve a substantial expense to us and may adversely affect the terms upon which we may obtain additional financing.  See “Registration Rights.”

                    The possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of our equity securities.

PLAN OF DISTRIBUTION

                    The price of the common stock offered as part of this offering is based on the exercise price of the warrants in the warrant agreement between us and Network 1 Financial Securities, Inc., in connection with our initial public offering.

                    Continental Stock Transfer & Trust Company, our transfer agent, has been designated as warrant agent for the warrants. Our warrant agreement states that if at the time of the exercise of any warrant in respect of that warrant:

(1)	the market price of our common stock is greater than the purchase price of common stock under the warrant,

(2)	the exercise of the warrant was solicited by a member of the National Association of Securities Dealers, Inc.

(3)	the warrant was not held in a discretionary account,

(4)	disclosure of compensation arrangements was made both at the time of the original offering and at the time of exercise; and

(5)	the solicitation of the exercise of the warrant was not in violation of Regulation M promulgated under the exchange act,

the warrant agent, simultaneously with the distribution of the proceeds from the exercise of the warrant to us will, on behalf of us, pay from the proceeds, a fee of 5% of the purchase price to Network 1 Financial Securities, Inc.

                         A portion of this fee may be given by Network 1 Financial Securities, Inc. to the dealer who solicited the exercise. If the above conditions are not met, we will not pay any finder’s fee or commission related to the exercise of the Warrants in this offering. We will pay all of the expenses incident to this offering. The expenses are estimated to be less than $425,000.

                    The warrants may be exercised any time before April 23, 2005. You will receive the shares of common stock when you exercise a warrant immediately following receipt by the warrant agent of

• the original warrant certificate,

• the signed subscription form on the reverse side,

• payment of the purchase price in cash or by official bank or certified check payable to ISS.

                    A warrant shall be deemed to have been exercised immediately prior to the close of business on the date of exercise and the person entitled to receive the shares deliverable upon that exercise shall be treated as the holder of those shares as of the close of business on the date of exercise. Any shares issued in connection with a timely exercise will be shares of our common stock which have been registered for resale under the securities act.

                    This is a summary of the material terms of the agreements above. Reference is made to copies of each agreement which are filed as exhibit to the Registration Statement.

LEGAL MATTERS

                    The legality of the Securities offered hereby has been passed upon for ISS by Koerner Silberberg & Weiner, LLP, New York, New York. Carl Seldin Koerner, Esq., a managing partner of the law firm of Koerner Silberberg & Weiner, LLP, was a director of ISS from April 1999 until June 18, 2003.

EXPERTS

                    The consolidated financial statements of ISS incorporated by reference into this Prospectus, have been audited by Marcum & Kliegman LLP, a registered independent accounting firm, as of and for the fiscal year ended December 26, 2003 and Grassi & Co., CPAs, P.C., a registered independent accounting firm, as of and for the fiscal year ended December 27, 2002, as set forth in their reports and incorporated by reference herein, and are included in reliance upon the authority of those firms as experts in accounting and auditing in giving said reports.

INTERNATIONAL SMART SOURCING, INC.
1,721,546 SHARES
OF COMMON STOCK

PROSPECTUS

September 2, 2004

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table below is an estimate of the fees and expenses payable by us in connection with the issuance and distribution of the common stock.

SEC Registration	$-0-	+
Blue Sky Fees and Expenses	8,000	*
Legal Fees and Expenses	20,000	*
Accounting Fees and Expenses	5,000	*
Solicitation Fee (1)	356,850	*
Miscellaneous	1,500	*

Total	$391,350	*

+Previously Paid
 *Estimated
(1)	This fee is payable to the underwriter of our initial public offering if the exercise of the warrants is solicited and certain other conditions are met. See “Plan of Distribution.”

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

                    We are a Delaware corporation, subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware empowers a Delaware corporation to indemnify, subject to the standards therein prescribed, any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or was serving as such with respect to another corporation or other entity at the request of the corporation.

                    Our Certificate of Incorporation provides that each person who was or is made a party to (or is threatened to be made a party to) or is otherwise involved in any civil or criminal action, suit or proceeding by reason of the fact that the person is or was a director or officer of ISS shall be indemnified and held harmless by ISS to the fullest extent authorized by Section 145 of the General Corporation Law of the State of Delaware against all expense, liability and loss including without limitation attorneys= fees) incurred by that person in connection therewith.

                    Nothing contained in our Certificate of Incorporation eliminates or limits the liability of directors:(i) for any breach of the director=s duty of loyalty to ISS or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the General Corporation Law of the State of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit.

                    We maintain directors’ and officers’ liability insurance covering all directors and officers of ISS against claims arising out of the performance of their duties.

ITEM 16. LIST OF EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

*1	Form of Underwriting Agreement
*2.1	Agreement and Plan of Reorganization between International Plastic Technologies, Inc. and Compact Disc Packaging and Amendment No. 1 effective as of December 24, 1998
*2.2	Agreement and Plan of Reorganization between International Plastic Technologies, Inc. and Electronic Hardware and Amendment No. 1 effective as of December 24, 1998
*4.1	Form of Common Stock Certificate
*4.2	Form of Warrant Certificate
*4.3	Form of Warrant Agreement between ISS and Continental Stock Transfer and Trust Company
*4.4	Form of Underwriter’s warrant Agreement
*5	Opinion of Koerner Silberberg & Weiner, LLP
*23.1	Consent of Koerner Silberberg & Weiner, LLP (contained in our opinion filed as Exhibit 5 hereto).
23.2	Consent of Marcum & Kleigman LLP.
23.3	Consent of Grassi & Co., CPAs, P.C.
*24	Power of Attorney (included on the signature page)

*Incorporated by reference to our Registration Statement on Form SB-2 (File No. 333-48701) declared effective on April 23, 1999.

ITEM 17. UNDERTAKINGS

          The undersigned Company hereby undertakes:

(a)     (1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (i) include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “calculation of Registration Fee” table in the effective registration statement; and; (iii) include any additional or changed material information on the plan of distribution.

          (2)     For determining liability under the securities act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3)     File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b).     Request for Acceleration of Effective Date

          ISS may elect to request acceleration of the Effective Date of the Registration Statement under Rule 461 of the Securities Act.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the securities act and is, therefore, unenforceable.

          In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

(c)     Rule 430A Offering

          If ISS relies on Rule 430A under the Securities Act, ISS hereby undertakes that:

          (1)     For purposes of determining any liability under the securities act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A of the Securities act and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the securities act are deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)     For the purpose of determining any liability under the securities act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all requirements of filing on Form S-3 and authorizes this Amendment to the Registration Statement to be signed on our behalf by the undersigned, in the City of New York, State of New York on September 2, 2004.

INTERNATIONAL SMART SOURCING , INC.

By:	/s/ DAVID KASSEL

David Kassel Chairman and Chief Executive Officer

          In accordance with the requirements of the securities act of 1933, this Amendment to the Registration Statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE

*	Chairman of the Board, Chief Executive Officer and Director	September 2, 2004

David L. Kassel

*	President, Chief Operating Officer, Acting Chief Financial Officer and Director	September 2, 2004

David Hale

*	Vice President and Director	September 2, 2004

Harry Goodman

*	Director	September 2, 2004

Andrew Franzone

*	Director	September 2, 2004

Richard A. Peters

	Director	September 2, 2004

Michael S. Rakusin

*By: /s/ ANDREW FRANZONE

Andrew Franzone, Attorney-in-fact